FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of July 2006	Commission file number 1-12260

COCA-COLA FEMSA, S.A. de C.V.
(Translation of Registrant’s name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210
(Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             (Check One) Form 20-F  x  Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             (Check One) Yes    No  x

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Stock Listing Information	2006
	SECOND-QUARTER AND SIX-MONTHS RESULTS

Mexican Stock Exchange
Ticker: KOFL
		Second Quarter			YTD

NYSE (ADR)		2006	2005	Δ %	2006	2005	Δ %

Ticker: KOF	Total Revenues	14,108	13,580	3.9%	27,048	25,564	5.8%

	Gross Profit	6,807	6,713	1.4%	12,999	12,473	4.2%

Ratio of KOF L to KOF = 10:1	Operating Income	2,379	2,375	0.2%	4,330	4,190	3.3%

	Majority Net Income	681	1,319	-48.4%	1,602	2,036	-21.3%

	EBITDA(1)	3,092	3,016	2.5%	5,704	5,446	4.7%

	Net Debt (2)(3)	17,493	18,078

	EBITDA (1) / Interest Expense	6.05	5.11		6.44	5.39

	Earnings per Share	0.37	0.71		0.87	1.10

	Average Shares Outstanding	1,846.5	1,846.5		1,846.5	1,846.5

	Expressed in million of Mexican pesos with purchasing power as of June 30, 2006, except for per share amount.
	(1) EBITDA = Operating income + Depreciation + Amortization & Other Non-cash Charges. See reconciliation table on page 11.
	(2) Figures for 2005 are as of December 31, 2005
	(3) Net Debt = Total Debt - Cash

	Total revenues increased 3.9% to Ps. 14,108 million in the second quarter of 2006, driven by growth in all of our operations and increased 5.8% for the first six months of the year to Ps. 27,048 million.

	Consolidated operating income grew 0.2% to Ps. 2,379 million for the second quarter of 2006 and 3.3% for the first six months of the year to Ps. 4,330 million. Our operating margin was 16.9% for the second quarter of 2006 and 16.0% for the first half.

	Consolidated majority net income decreased 48.4% to Ps. 681 million, resulting in earnings per share of Ps. 0.37 for the second quarter of 2006, and decreased 21.3% to Ps. 1,602 million for the first six months of the year, resulting in earnings per share of Ps. 0.87, mainly due to the foreign exchange loss resulting from the depreciation of the Mexican peso against the U.S. dollar as applied to our liability position denominated in foreign currency.

For Further Information:

Investor Relations

Alfredo Fernández	Mexico City (July 26, 2006), Coca-Cola FEMSA, S.A. de C.V. (BMV: KOFL, NYSE: KOF) ("Coca-Cola FEMSA" or the "Company"), the largest Coca-Cola bottler in Latin America and the second-largest Coca-Cola bottler in the world in terms of sales volume, announces results for the second quarter 2006 and the first six months of the year.
alfredo.fernandez@kof.com.mx
(5255) 5081-5120 / 5121

Julieta Naranjo
julieta.naranjo@kof.com.mx
(5255) 5081-5148	"Our markets' robust domestic consumption combined with our superior execution and understanding of local retail dynamics, supported our results for the quarter. The strong top-line momentum of all of our operations offset higher raw-materials costs in the majority of our territories and the year-over-year depreciation of the peso in Mexico," said Carlos Salazar, Chief Executive Officer of the Company.

Website:
www.coca-colafemsa.com

July 26, 2006	Page 1

CONSOLIDATED RESULTS

Our consolidated revenues increased 3.9% to Ps. 14,108 million in the second quarter of 2006 as a result of increases in all of our territories. Over 70% of our revenues growth came from Brazil1 and Central America. Consolidated average price per unit case was 1.2% lower in the second quarter of 2006 than in the same period of the previous year, at Ps. 27.38 (US$ 2.43), driven by a decrease in average price per unit case in Mexico and Argentina.

Total sales volume increased 3.9% to 505.9 million unit cases in the second quarter of 2006 compared to the same quarter of 2005. Sales volume growth in Mexico and Argentina accounted for over 80% of our incremental volume. Carbonated soft drinks sales volume grew 5.1% to 425.4 million unit cases, driven by incremental volumes across all of our territories except for Venezuela.

Our gross profit rose 1.4% to Ps. 6,807 million in the second quarter of 2006, compared to the second quarter of 2005; increased gross profit in the majority of our operations, offset a decline in Venezuela. Gross margin decreased 120 basis points to 48.2% in the second quarter of 2006 from 49.4% in the same period of 2005, due to a 2.3% increase in our average cost per unit case.

Our consolidated operating income grew 0.2% to Ps. 2,379 million in the second quarter of 2006, increases in operating income in Mexico, Central America, Colombia and Brazil, more than compensated decreases in Venezuela, and Argentina. Our operating margin was 16.9% in the second quarter of 2006, a decline of 60 basis points as compared to the same period of 2005.

During the second quarter of 2006, our integral cost of financing increased to Ps. 894 million from Ps. 295 million in the same period of 2005, driven by foreign exchange losses resulting from the depreciation of the Mexican peso against the U.S. dollar as applied to our net liability position denominated in foreign currency, compared to a gain recorded during the same period in 2005, which more than offset a reduction in our interest expenses.

During the second quarter of 2006, income tax, tax on assets and employee profit sharing as a percentage of income before taxes was 43.2% as compared to 32.3% in the same quarter of 2005. The effective tax rate was impacted by foreign exchange losses recorded during the quarter, which were not fully deductible for tax purposes in Mexico.

Our consolidated majority net income was Ps. 681 million in the second quarter of 2006, a decrease of 48.4% compared to the second quarter of 2005 mainly driven by foreign exchange loss mentioned above. Earnings per share ("EPS") were Ps. 0.37 (US$ 0.33 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

___________________________________
1 Revenue growth in Brazil was mainly driven by the inclusion of beer in our income statement.

July 26, 2006	Page 2

BALANCE SHEET

As of June 30, 2006, Coca-Cola FEMSA had a cash balance of Ps. 3,431 million (US$ 304 million), an increase of Ps. 1,230 million (US$ 109 million) compared to December 31, 2005, resulting from cash generated from our operations. This increase includes a dividend payment made during the quarter in the amount of Ps. 693 million (US$ 61 million).

Total short-term debt was Ps. 6,874 million (US$ 609 million) and long-term debt was Ps. 14,050 million (US$ 1,245 million), total gross debt increased by Ps. 645 million (US$ 57 million) compared to year end of 2005, mainly as a result of the depreciation of the Mexican peso against the U.S. dollar as applied to our U.S. dollar denominated debt. Net debt decreased approximately Ps. 585 million (US$ 52 million) compared to year end of 2005.

The weighted average cost of debt for the quarter was 8.36% . The following chart sets forth the Company's debt profile by currency and interest rate type as of June 30, 2006:

Currency	% Total Debt(2)	% Interest Rate
		Floating(2)

U.S. dollars	47.6%	23.0%
Mexican pesos	46.2%	0.0%
Colombian pesos	1.6%	100.0%
Other (1)	4.6%	0.0%

(1) Includes the equivalent of US$ 50.4 million denominated in Argentine pesos, and US$ 33.4 million denominated in Venezuelan bolivares.
(2) After giving effect to cross-currency swaps.

Consolidated Statement of Changes in Financial Position
Expressed in million of Mexican pesos and U.S. dollars as of June 30, 2006

	Jan - Jun 2006
	Ps.	USD

Net income	1,692	150
Non cash charges to net income	1,397	124

	3,089	274

Change in working capital	(33)	(3)

NRGOA(1)	3,056	271

Total investments	(1,102)	(98)
Dividends paid	(693)	(61)
Debt	645	57
Deferred taxes and others	(676)	(60)

Increase in cash and cash equivalents	1,230	109

Cash and cash equivalents at begining of period	2,201	195
Cash and cash equivalents at end of period	3,431	304

(1) Net Resources Generated by Operating Activities

July 26, 2006	Page 3

MEXICAN OPERATING RESULTS

Revenues

Revenues from our Mexican territories increased 0.6% to Ps. 7,883 million in the second quarter of 2006, as compared to the same period of the previous year. Sales volume growth compensated lower average price per unit case. During the quarter the majority of our incremental volumes came from our multi-serve presentations, which carry lower prices per unit case, resulting in an average price per unit case decline of 3.0% to Ps. 27.22 (US$ 2.41) . Excluding Ciel water volume in 5.0, 19.0 and 20.0 -liter packaging presentations, our average price per unit case was Ps. 31.63 (US$ 2.80), a decrease of 3.8% in the second quarter of 2006, as compared to the same period of 2005.

Total sales volume increased 3.8% to 289.2 million unit cases in the second quarter of 2006, as compared to the second quarter of 2005, mainly resulting from a 5.6% sales volume growth in carbonated soft drinks, which more than offset sales volume decline in our water sales volumes. Incremental volumes from Coca-Cola brand accounted for more than 75% of our carbonated soft drink growth during the quarter and Fanta and Mundet Multiflavors accounted for the balance. Excluding non-flavored bottled water, the non-carbonated beverage segment grew 32.6% in the second quarter of 2006 as a result of additional sales volume from Ciel Aquarius, our no-calorie flavored water brand, and to a lesser extent from the juice based products under the Minute Maid brand.

Operating Income

Our gross profit increased 0.6% to Ps. 4,195 million in the second quarter of 2006 as compared to the same period of 2005. Average cost per unit case reduction compensated lower average prices per unit case, as a result our gross margin remained flat at 53.2% during the second quarter of 2006. Our average cost per unit case decreased 3.1% mainly driven by a lower average sweetener cost and resin prices in U.S. dollars, year over year, which more than offset the depreciation of the Mexican peso as applied to our U.S. dollar-denominated costs.

Operating income increased 2.3% to Ps. 1,786 million in the second quarter of 2006, as compared to the same period of 2005, driven by a 0.6% reduction in our operating expenses combined with operating leverage due to higher revenues. Our operating income margin increased by 40 basis points to 22.7% in the second quarter of 2006, as compared to 22.3% in the same period of 2005.

July 26, 2006	Page 4

CENTRAL AMERICAN OPERATING RESULTS (Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

Revenues reached Ps. 1,077 million in the second quarter of 2006, an increase of 14.6% as compared to the same period of the previous year. Volume growth accounted for almost 60% of incremental revenues and higher average price per unit case for the balance. Average price per unit case increased 5.0% to Ps. 35.21 (US$ 3.13), mainly as a result of price increases implemented during the quarter throughout the region.

Total sales volume in our Central American territories grew 8.2% to 30.3 million unit cases in the second quarter of 2006, as compared to the same period of 2005, resulting from incremental volumes in all the countries that comprise our Central American region. Volume growth from carbonated soft drinks, mainly coming from Nicaragua and Costa Rica, accounted for over 50% of our incremental volume and the non-carbonated segment, including bottled water, represented the balance. Non-carbonated beverages more than doubled its size during the quarter, from a very small base, mainly driven by Hi-C, a juice-based product.

Operating Income

Gross profit rose 8.5% in the second quarter of 2006, as compared to the same period of 2005, to Ps. 500 million as a result of operating leverage due to higher revenues. However, as a percentage of total revenues gross margin decreased 260 basis points as a result of higher costs per unit case driven by higher packaging costs coming from a packaging mix shift towards non-returnable presentations.

Our operating income increased 25.0% to Ps. 155 million in the second quarter of 2006, resulting in a margin expansion of 120 basis points to 14.4% as compared to the same period of 2005. Our operating expenses as percentage of total revenues, decreased from 35.9% in the second quarter of 2005 to 32.0% in the same period of 2006 driven by higher fixed-cost absorption due to an increase in revenues.

COLOMBIAN OPERATING RESULTS

Revenues

Total revenues increased 2.9% to Ps. 1,124 million in the second quarter of 2006, as compared to the second quarter of 2005. Higher volumes drove over 65% of this growth, and higher average prices the balance. Our average price per unit case grew 0.9% to Ps. 24.77 (US$ 2.20), as a result of price increases implemented in the quarter and a packaging mix shift to non-returnable presentations, which have higher prices per unit case.

Total sales volume in the second quarter of 2006 grew 1.8%, as compared to the same period of 2005, to 45.3 million unit cases. This growth includes a 2.0% carbonated soft drinks increase, which more than compensated a bottled water decline. Volume growth of the Coca-Cola brand more than compensated a decline in the flavor carbonated beverages.

Operating Income

Gross profit increased 1.9% to Ps. 490 million in the second quarter of 2006, as compared to the same period of the previous year, resulting in a gross margin of 43.6% . The gross margin decline of 40 basis points as compared to the second quarter of 2005 was driven by higher packaging costs resulting from a packaging mix shift to non-returnable presentations, and sugar price increases, which more than compensated lower resin prices.

Operating income increased 12.1% to Ps. 111 million in the second quarter of 2006, as compared to the same period of 2005, resulting in a margin improvement of 80 basis points. Operating expenses remained almost flat in absolute terms and declined by 130 basis points as percentage of total revenues, due to operating leverage achieved by higher revenues.

July 26, 2006	Page 5

VENEZUELAN OPERATING RESULTS

Revenues

Revenues from our Venezuelan operations increased 4.4% to Ps. 1,513 million in the second quarter of 2006, as compared to the same period of 2005, resulting from higher average price per unit case, which more than offset sales volume decline in the quarter. Our average price grew 6.8% to Ps. 34.14 (US$ 3.02) as a result of price increases implemented during the last twelve months.

Total sales volume decreased 2.4% to 44.2 million unit cases during the second quarter of 2006, as compared to the same quarter of 2005, flavored carbonated soft drinks incremental volumes were more than offset by sales volume decline of the Coca-Cola brand and the non-carbonated beverages, including bottled water.

Operating Income

Gross profit decreased 2.4% to Ps. 581 million in the second quarter of 2006, as compared to the same period of the previous year, resulting in a margin decline of 270 basis points to 38.4% . This decline was a result of i) higher sugar prices, ii) salary increases and iii) higher packaging costs due to a shift in packaging mix to non-returnable presentations.

Operating expenses increased 5.5% to Ps. 559 million in the second quarter of 2006, as percentage of total revenues slightly increased from 36.6% in the same period of 2005 to 36.9% . The increase reflected inflation pressures primarily in higher freight costs and salary increases implemented during the last twelve months. Our operating income was Ps. 22 million, a reduction of 300 basis points as percentage of total revenues to 1.5% as compared to the same period of 2005 mainly driven by the gross margin reduction.

ARGENTINE OPERATING RESULTS

Revenues

In Argentina, our total revenues increased 9.0% to Ps. 715 million in the second quarter of 2006, as compared to the same period of the previous year; a strong 14.3% sales volume growth more than compensated lower average prices per unit case. Average price per unit case declined 3.5% to Ps. 19.16 (US$ 1.70) in the second quarter of 2006.

In the second quarter of 2006, total sales volume increased 14.3% to 36.7 million unit cases, as compared to the same period of 2005. This included a 14.7% growth in carbonated soft drinks volumes, with the Coca-Cola brand accounting for over 60% of the incremental volumes and the value protection brands for the majority of the balance. Sales volume of non-carbonated beverages, excluding non-flavored bottled water, increased 38.3% driven by incremental volumes of Cepita, the juice based brand.

Operating Income

Gross profit increased 13.5% to Ps. 285 million in the second quarter of 2006, as compared to the second quarter of 2005. Our gross margin increased 160 basis points to 39.9%, as compared to the second quarter of 2005, due to lower raw material prices that more than compensated higher labor costs.

Operating expenses increased 20.5% in the second quarter of 2006 mainly due to higher freight costs and salaries. Higher revenues and lower costs per unit case were more than offset by incremental expenses, resulting in an operating income decrease of 1.3% to Ps. 79 million in the second quarter of 2006 as compare to the same period of 2005 and a decline of 120 basis points in our operating margin to 11.0% .

July 26, 2006	Page 6

BRAZILIAN OPERATING RESULTS

In January 2006, FEMSA Cerveza acquired an indirect controlling stake in Cervejarias Kaiser Brasil S.A. or Cervejarias Kaiser. As of February 2006, Coca-Cola FEMSA has subsequently agreed to continue to distribute the Kaiser beer portfolio and to resume the sales function in São Paulo, Brazil, consistent with the arrangements in place prior to 2004. Beer sales volume will not be included in our sales volume for the 2006 period, although revenues and costs will be recorded in our income statement. In 2005, we did not include beer that we distributed in Brazil in our sales volumes and net sales. Instead, the amount we received for distributing beer in Brazil is included in other revenues. Therefore, financial information will not be comparable with previous quarters until the first quarter of 2007, and on a yearly basis, until the end of 2007.

Revenues

Net revenues increased 14.4% to Ps. 1,788 million in the second quarter of 2006 as compared to the same period of 2005. Excluding beer, net revenues increased 1.1% to Ps. 1,581 million in the second quarter of 2006, as compared to the same period of 2005, volume growth more than offset a decline in average price per unit case. Excluding beer, average price per unit case decreased 1.7% to Ps. 26.26 (US$ 2.33) during the second quarter of 2006, driven by strong growth of our returnable presentations, which carry lower average price per unit case. Total revenues from beer were Ps. 207 million.

Sales volume, excluding beer, increased 2.9% to 60.2 million unit cases in the second quarter of 2006. Sales volume growth from the Coca-Cola brand more than compensated volume decline in the flavored carbonated soft drinks resulting in a 3.1% of carbonated sales volume growth. Non-carbonated beverages, excluding non-flavored bottled water, increased 13.1%, driven by the introduction of a juice based product under the Minute Maid Mais brand.

Operating Income

In the second quarter of 2006, our gross profit remained relatively stable at Ps. 756 million, as compared to the same period of the previous year, in spite of the increasing pressures on sugar prices that were partially offset by the appreciation of the Brazilian real year over year as applied to our U.S. dollar-denominated costs. Gross margin was 42.1% in the second quarter of 2006..

Our operating expenses in absolute terms remained relatively stable in the second quarter of 2006 as compared to the same period of 2005. Operating income was Ps. 226 million in the second quarter of 2006, an increase of 2.7% as compared to the same quarter of 2005.

July 26, 2006	Page 7

SUMMARY OF SIX-MONTH RESULTS

Our consolidated revenues increased 5.8% to Ps. 27,048 million in the first half of 2006, as compared to the first half of 2005, as a result of growth in all of our territories; Mexico and Brazil represented over 65% of this growth. Consolidated average price per unit case decreased 0.5% to Ps. 27.31 (US$ 2.42) in the first half of 2006. Average price increases in Colombia, Venezuela, Brazil and Central America partially offset lower average price per unit case in Mexico and Argentina.

Total sales volume increased 5.1% to 972.1 million unit cases in the first half of 2006, as compared to the same period of the previous year. Sales volume growth in Mexico and Brazil, excluding beer, accounted for over 75% of our incremental volumes. Carbonated soft-drink sales volume grew 5.3% to 819.3 million cases, driven by incremental volume across all of our territories except for Venezuela.

Our gross profit increased 4.2% to Ps. 12,999 million in the first half of 2006, as compared to the first half of the previous year, driven by gross profit growth across all of our territories except Venezuela. Gross margin decreased slightly to 48.1% during the first half of 2006 from 48.8% in the first half of 2005, due to higher cost per unit case in all of our territories except Mexico and Argentina.

Our consolidated operating income increased 3.3% to Ps. 4,330 million in the first half of 2006, as compared to the first half of 2005. Mexico and Brazil accounted for over 75% of this growth and more than offset an operating income decline in Venezuela and Argentina. Our operating margin decreased 40 basis points to 16.0% in the first half of 2006, mainly driven by the gross margin reduction.

Our consolidated majority net income was Ps. 1,602 million in the first half of 2006 a decrease of 21.3% compared to the first half of 2005, mainly driven by the year to date depreciation of the Mexican peso versus the U.S. dollar, compared to an appreciation during the same period in 2005 as applied to our net liabilities position denominated in foreign currency. EPS were Ps. 0.87 (US$ 0.77 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

July 26, 2006	Page 8

CONFERENCE CALL INFORMATION

Our second-quarter 2006 Conference Call will be held on: July 26, 2006, 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477, Mexico: 001-866-656-5787 and International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company's website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through August 4, 2006. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 98344233.

Coca-Cola FEMSA, S.A. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul and part of the state of Goias) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 30 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 39.6% equity interest in Coca-Cola FEMSA.

Figures for the Company's operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles (Mexican GAAP). All figures are expressed in constant Mexican pesos with purchasing power at June 30, 2006. For comparison purposes, 2005 and 2006 figures from the Company's operations have been restated taking into account local inflation of each country with reference to the consumer price index and converted from local currency into Mexican pesos using the official exchange rate at the end of the period published by the local central bank of each country. In addition, all comparisons in this report for the second quarter of 2006, which ended on June 30, 2006, are made against the figures for the comparable period in 2005, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA's future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management's expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA's control that could materially impact the Company's actual performance.

References herein to "US$" are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

U.S. dollar amounts in this report solely for the convenience of the reader have been translated from Mexican pesos at the noon day buying rate for pesos as published by the Federal Reserve Bank of New York at June 30, 2006, which exchange rate was Ps. 11.2865 to $1.00.

(7 pages of tables to follow)

July 26, 2006	Page 9

Consolidated Balance Sheet

Expressed in million of Mexican pesos with purchasing power as of June 30, 2006

Assets	Jun 06	Dec 05

Current Assets
Cash and cash equivalents	Ps. 3,431	Ps. 2,201
Total accounts receivable	2,087	2,684
Inventories	2,595	2,258
Prepaid expenses and other	1,232	837

Total current assets	9,345	7,980

Property, plant and equipment
Property, plant and equipment	33,194	32,750
Accumulated depreciation	-15,021	-14,530
Bottles and cases	1,127	1,079

Total property, plant and equipment, net	19,300	19,299

Investment in shares and other	479	488
Deferred charges, net	1,355	1,381
Intangibles	40,175	39,791

Total Assets	Ps. 70,654	Ps. 68,939

Liabilities and Stockholders' Equity	Jun 06	Dec 05

Current Liabilities
Short-term bank loans and notes	Ps. 6,874	Ps. 4,513
Interest payable	330	328
Suppliers	4,497	4,789
Other current liabilities	3,439	2,895

Total Current Liabilities	15,140	12,525

Long-term bank loans	14,050	15,766
Pension plan and seniority premium	826	794
Other liabilities	3,705	4,215

Total Liabilities	33,721	33,300

Stockholders' Equity
Minority interest	1,146	1,249
Majority interest:
Capital stock	2,906	2,906
Additional paid in capital	12,433	12,433
Retained earnings of prior years	21,982	18,705
Net income for the period	1,602	3,961
Cumulative results of holding non-monetary assets	-3,136	-3,615

Total majority interest	35,787	34,390

Total stockholders' equity	36,933	35,639

Total Liabilities and Equity	Ps. 70,654	Ps. 68,939

July 26, 2006	Page 10

Consolidated Income Statement

Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2006

	2Q 06	% Rev	2Q 05	% Rev	Δ%	YTD 06	% Rev	YTD 05	% Rev	Δ%

Sales Volume (million unit cases)	505.9		487.0		3.9%	972.1		924.8		5.1%
Average price per unit case	27.38		27.71		-1.2%	27.31		27.44		-0.5%

Net revenues	14,061		13,494		4.2%	26,947		25,375		6.2%
Other operating revenues	47		86		-45.3%	101		189		-46.6%

Total revenues	14,108	100%	13,580	100%	3.9%	27,048	100%	25,564	100%	5.8%
Cost of sales	7,301	51.8%	6,868	50.6%	6.3%	14,049	51.9%	13,091	51.2%	7.3%

Gross profit	6,807	48.2%	6,713	49.4%	1.4%	12,999	48.1%	12,473	48.8%	4.2%

Operating expenses	4,428	31.4%	4,338	31.9%	2.1%	8,669	32.1%	8,283	32.4%	4.7%

Operating income	2,379	16.9%	2,375	17.5%	0.2%	4,330	16.0%	4,190	16.4%	3.3%

Interest expense	511		590		-13.4%	1,045		1,164		-10.2%
Interest income	86		89		-3.4%	159		153		3.9%
Interest expense, net	425		501		-15.2%	886		1,011		-12.4%
Foreign exchange loss (gain)	437		(230)		-290.0%	622		(244)		-354.9%
Loss (gain) on monetary position	32		24		33.3%	(133)		(166)		-19.9%

Integral cost of financing	894		295		203.1%	1,375		601		128.8%
Other (income) expenses, net	188		125		50.4%	165		260		-36.5%

Income before taxes	1,297		1,955		-33.7%	2,790		3,329		-16.2%
Taxes	561		633		-11.4%	1,098		1,252		-12.3%

Consolidated net income	736		1,322		-44.3%	1,692		2,077		-18.5%

Majority net income	681	4.8%	1,319	9.7%	-48.4%	1,602	5.9%	2,036	8.0%	-21.3%

Minority net income	55		3		N.M.	90		41		119.5%

Operating income	2,379	16.9%	2,375	17.5%	0.2%	4,330	16.0%	4,190	16.4%	3.3%
Depreciation	355		337		5.3%	710		663		7.1%
Amortization and Other non-cash charges (2)	358		304		17.8%	664		593		12.0%

EBITDA (3)	3,092	21.9%	3,016	22.2%	2.5%	5,704	21.1%	5,446	21.3%	4.7%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.

(3) EBITDA = Operating Income + Depreciation +Amortization & Other non-cash charges.

July 26, 2006	Page 11

Mexican operations

Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2006

	2Q 06	% Rev	2Q 05	% Rev	Δ%	YTD 06	% Rev	YTD 05	% Rev	Δ%

Sales Volume (million unit cases)	289.2		278.6		3.8%	535.3		506.3		5.7%
Average price per unit case	27.22		28.05		-3.0%	27.24		27.83		-2.1%

Net revenues	7,873		7,815		0.7%	14,584		14,089		3.5%
Other operating revenues	10		20		-50.0%	27		39		-30.8%

Total revenues	7,883	100.0%	7,835	100.0%	0.6%	14,611	100.0%	14,128	100.0%	3.4%
Cost of sales	3,688	46.8%	3,665	46.8%	0.6%	6,855	46.9%	6,704	47.5%	2.3%

Gross profit	4,195	53.2%	4,170	53.2%	0.6%	7,756	53.1%	7,424	52.5%	4.5%

Operating expenses	2,409	30.6%	2,424	30.9%	-0.6%	4,686	32.1%	4,565	32.3%	2.7%

Operating income	1,786	22.7%	1,746	22.3%	2.3%	3,070	21.0%	2,859	20.2%	7.4%
Depreciation, Amortization & Other non-cash charges (2)	454	5.8%	369	4.7%	23.0%	840	5.7%	713	5.0%	17.8%

EBITDA (3)	2,240	28.4%	2,115	27.0%	5.9%	3,910	26.8%	3,572	25.3%	9.5%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Central American operations

Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2006

	2Q 06	% Rev	2Q 05	% Rev	Δ %	YTD 06	% Rev	YTD 05	% Rev	Δ%

Sales Volume (million unit cases)	30.3		28.0		8.2%	58.6		54.1		8.3%
Average price per unit case	35.21		33.54		5.0%	34.59		34.27		0.9%

Net revenues	1,067		939		13.6%	2,027		1,854		9.3%
Other operating revenues	10		1		900.0%	20		2		900.0%

Total revenues	1,077	100.0%	940	100.0%	14.6%	2,047	100.0%	1,856	100.0%	10.3%
Cost of sales	577	53.6%	479	51.0%	20.5%	1,099	53.7%	953	51.3%	15.3%

Gross profit	500	46.4%	461	49.0%	8.5%	948	46.3%	903	48.7%	5.0%

Operating expenses	345	32.0%	337	35.9%	2.4%	673	32.9%	659	35.5%	2.1%

Operating income	155	14.4%	124	13.2%	25.0%	275	13.4%	244	13.1%	12.7%
Depreciation, Amortization & Other non-cash charges (2)	59	5.5%	58	6.2%	1.7%	115	5.6%	119	6.4%	-3.4%

EBITDA (3)	214	19.9%	182	19.4%	17.6%	390	19.1%	363	19.6%	7.4%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

July 26, 2006	Page 12

Colombian operations

Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2006

	2Q 06	% Rev	2Q 05	% Rev	Δ %	YTD 06	% Rev	YTD 05	% Rev	Δ%

Sales Volume (million unit cases)	45.3		44.5		1.8%	87.3		86.6		0.8%
Average price per unit case	24.77		24.54		0.9%	25.01		24.55		1.9%

Net revenues	1,122		1,092		2.7%	2,183		2,126		2.7%
Other operating revenues	2		-		N.M.	2		-		N.M.

Total revenues	1,124	100.0%	1,092	100.0%	2.9%	2,185	100.0%	2,126	100.0%	2.8%
Cost of sales	634	56.4%	611	56.0%	3.8%	1,224	56.0%	1,184	55.7%	3.4%

Gross profit	490	43.6%	481	44.0%	1.9%	961	44.0%	942	44.3%	2.0%

Operating expenses	379	33.7%	382	35.0%	-0.8%	748	34.2%	752	35.4%	-0.5%

Operating income	111	9.9%	99	9.1%	12.1%	213	9.7%	190	8.9%	12.1%
Depreciation, Amortization & Other non-cash charges (2)	56	5.0%	73	6.7%	-23.3%	120	5.5%	141	6.6%	-14.9%

EBITDA (3)	167	14.9%	172	15.8%	-2.9%	333	15.2%	331	15.6%	0.6%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Venezuelan operations

Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2006

	2Q 06	% Rev	2Q 05	% Rev	Δ%	YTD 06	% Rev	YTD 05	% Rev	Δ%

Sales Volume (million unit cases)	44.2		45.3		-2.4%	85.2		85.7		-0.6%
Average price per unit case	34.14		31.96		6.8%	33.98		31.93		6.4%

Net revenues	1,509		1,448		4.2%	2,895		2,736		5.8%
Other operating revenues	4		1		N.M.	8		2		N.M.

Total revenues	1,513	100.0%	1,449	100.0%	4.4%	2,903	100.0%	2,738	100.0%	6.0%
Cost of sales	932	61.6%	854	58.9%	9.1%	1,788	61.6%	1,606	58.7%	11.3%

Gross profit	581	38.4%	595	41.1%	-2.4%	1,115	38.4%	1,132	41.3%	-1.5%

Operating expenses	559	36.9%	530	36.6%	5.5%	1,078	37.1%	988	36.1%	9.1%

Operating income	22	1.5%	65	4.5%	-66.2%	37	1.3%	144	5.3%	-74.3%
Depreciation, Amortization & Other non-cash charges (2)	70	4.6%	69	4.8%	1.4%	142	4.9%	133	4.9%	6.8%

EBITDA (3)	92	6.1%	134	9.2%	-31.3%	179	6.2%	277	10.1%	-35.4%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

July 26, 2006	Page 13

Argentine operations

Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2006

	2Q 06	% Rev	2Q 05	% Rev	Δ%	YTD 06	% Rev	YTD 05	% Rev	Δ%

Sales Volume (million unit cases)	36.7		32.1		14.3%	77.7		71.5		8.7%
Average price per unit case	19.16		19.84		-3.5%	19.05		19.75		-3.5%

Net revenues	703		637		10.4%	1,480		1,412		4.8%
Other operating revenues	12		19		-36.8%	23		58		-60.3%

Total revenues	715	100.0%	656	100.0%	9.0%	1,503	100.0%	1,470	100.0%	2.2%
Cost of sales	430	60.1%	405	61.7%	6.2%	905	60.2%	907	61.7%	-0.2%

Gross profit	285	39.9%	251	38.3%	13.5%	598	39.8%	563	38.3%	6.2%

Operating expenses	206	28.8%	171	26.1%	20.5%	411	27.3%	347	23.6%	18.4%

Operating income	79	11.0%	80	12.2%	-1.3%	187	12.4%	216	14.7%	-13.4%
Depreciation, Amortization & Other non-cash charges (2)	40	5.6%	36	5.5%	11.1%	81	5.4%	71	4.8%	14.1%

EBITDA (3)	119	16.6%	116	17.7%	2.6%	268	17.8%	287	19.5%	-6.6%

(1) Except volume and average price per unit case figures
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Brazilian operations

Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2006

	2Q 06 (2)	% Rev	2Q 05 (3)	% Rev	Δ %	YTD 06 (2)	% Rev	YTD 05 (3	% Rev	Δ%

Sales Volume (million unit cases)	60.2		58.5		2.9%	128.0		120.6		6.1%
Average price per unit case	26.26		26.72		-1.7%	26.40		26.19		0.8%

Net revenues	1,788		1,563		14.4%	3,777		3,158		19.6%
Other operating revenues	8		43		-81.4%	22		88		-75.0%

Total revenues	1,796	100.0%	1,606	100.0%	11.8%	3,799	100.0%	3,246	100.0%	17.0%
Cost of sales	1,040	57.9%	855	53.2%	21.6%	2,178	57.3%	1,740	53.6%	25.2%

Gross profit	756	42.1%	751	46.8%	0.7%	1,621	42.7%	1,506	46.4%	7.6%

Operating expenses	530	29.5%	531	33.1%	-0.2%	1,073	28.2%	1,029	31.7%	4.3%

Operating income	226	12.6%	220	13.7%	2.7%	548	14.4%	477	14.7%	14.9%
Depreciation, Amortization & Other non-cash charges (4)	34	1.9%	37	2.3%	-8.1%	77	2.0%	79	2.4%	-2.5%

EBITDA (5)	260	14.5%	257	16.0%	1.2%	625	16.5%	556	17.1%	12.4%

(1) Except volume and average price per unit case figures.
(2) Includes beer results except in sales volume and average price per unit case.
(3) Excludes beer results except in other operating revenues, where net proceeds from beer are recorded.
(4) Includes returnable bottle breakage expense.
(5) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

July 26, 2006	Page 14

SELECTED INFORMATION

For the three months ended June 30, 2006 and 2005

Expressed in million of Mexican pesos as of June 30, 2006

	2Q 05		2Q 06

Capex	401.5	Capex	755.3

Depreciation	336.7	Depreciation	354.8

Amortization & Other non-cash charges	304.1	Amortization & Other non-cash charges	358.1

VOLUME
Expressed in million unit cases

	2Q 05				2Q 06

	CSD	Water	Other	Total	CSD	Water	Other	Total

Mexico	216.3	60.6	1.7	278.6	228.3	58.6	2.3	289.2
Central America	26.2	1.2	0.6	28.0	27.5	1.3	1.5	30.3
Colombia	39.1	5.3	0.1	44.5	39.9	5.3	0.1	45.3
Venezuela	38.8	4.2	2.3	45.3	38.3	3.9	2.0	44.2
Brazil	54.0	3.9	0.6	58.5	55.7	3.9	0.6	60.2
Argentina	31.1	0.6	0.4	32.1	35.7	0.5	0.5	36.7

Total	405.5	75.8	5.7	487.0	425.4	73.5	7.0	505.9

PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

	2Q 05				2Q 06

	Ret	Non-Ret	Fountain	Jug	Ret	Non-Ret	Fountain	Jug

Mexico	26.3	56.3	1.1	16.3	26.1	58.5	0.3	15.2
Central America	43.4	52.6	3.9	-	35.6	60.6	3.8	-
Colombia	41.0	49.7	3.3	6.1	37.1	54.3	3.0	5.5
Venezuela	22.2	71.4	3.0	3.4	18.1	76.4	3.3	2.2
Brazil	7.8	88.7	3.5	-	9.1	87.4	3.5	-
Argentina	27.5	68.9	;3.6	-	25.9	70.9	3.2	-

For the six months ended June 30, 2006 and 2005

Expressed in million of Mexican pesos as of June 30, 2006

	YTD 05		YTD 06

Capex	596.3	Capex	1,119.5

Depreciation	662.9	Depreciation	709.7

Amortization & Other non-cash charges	592.6	Amortization & Other non-cash charges	664.2

VOLUME
Expressed in million unit cases

	YTD 05				YTD 06

	CSD	Water	Other	Total	CSD	Water	Other	Total

Mexico	398.5	104.9	2.9	506.3	423.8	107.2	4.3	535.3
Central America	50.7	2.4	1.0	54.1	52.7	2.6	3.3	58.6
Colombia	75.8	10.7	0.1	86.6	76.6	10.6	0.1	87.3
Venezuela	73.8	7.7	4.2	85.7	73.7	7.4	4.1	85.2
Brazil	111.1	8.4	1.1	120.6	117.0	9.8	1.2	128.0
Argentina	69.5	1.2	0.8	71.5	75.5	1.1	1.1	77.7

Total	779.4	135.3	10.1	924.8	819.3	138.7	14.1	972.1

PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

	YTD 05				YTD 06

	Ret	Non-Ret	Fountain	Jug	Ret	Non-Ret	Fountain	Jug

Mexico	27.0	56.0	1.0	16.0	26.1	58.4	0.3	15.2
Central America	44.0	52.0	4.0	-	35.4	60.7	3.9	-
Colombia	42.0	49.0	3.0	6.0	38.0	53.0	3.2	5.8
Venezuela	22.0	72.0	3.0	3.0	18.2	76.0	3.4	2.4
Brazil	7.0	90.0	3.0	-	9.6	86.9	3.5	-
Argentina	26.0	71.0	3.0	-	25.9	70.9	3.2	-

July 26, 2006	Page 15

June 2006

Macroeconomic Information

	Inflation (1)			Foreign Exchange Rate (local currency per US Dollar) (2)
	LTM	YTD	2Q 06	Jun 06	Jun 05	Dec 05

Mexico	3.18%	0.65%	-0.21%	11.3973	10.7645	10.7109
Colombia	3.94%	3.02%	1.08%	2,633.1200	2,331.8100	2,284.2200
Venezuela	11.79%	5.53%	4.15%	2,150.0000	2,150.0000	2,150.0000
Argentina	11.02%	4.36%	1.94%	3.0860	2.8900	3.0320
Brazil	3.19%	2.40%	0.22%	2.1643	2.3504	2.3407

(1) Source: Mexican inflation is published by Banco de México (Mexican Central Bank).
(2) Official exchange rates published by the local central bank of each country.

July 26, 2006	Page 16

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A. DE C.V.
(Registrant)

Date: July 26, 2006	By: /s/ HÉCTOR TREVIÑO GUTIÉRREZ
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer